Exhibit 99.1

ASX ANNOUNCEMENT
(ASX: NVX)

2 March 2022

NOVONIX ANNOUNCES APPOINTMENT OF JEAN OELWANG
TO ITS BOARD OF DIRECTORS

President and Founding CEO of Virgin Unite Brings 30 Years of Experience Building Telecommunications Companies and Creating Foundations that Build Collectives, Incubate Ideas and Reinvent Systems for a Better World

NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce the appointment of Jean Oelwang, President and Founding CEO of Virgin Unite, the entrepreneurial foundation of the worldwide Virgin Group, to its Board of Directors.

“We are thrilled to have Ms. Oelwang join our board of directors,” says Bob Natter, Chairman of NOVONIX. “She brings incredible experience working with large scale organizations, focused on developing best practices for a more sustainable future. Having Jean’s expertise on our board will help us remain focused on our company’s rapid growth and scaling of the business while ensuring our strategic plans continue to speak to our corporate social responsibility. I look forward to working with her as we grow and lead the electrification economy.”

Over the last 17 years, Ms. Oelwang has worked with partners to lead the incubation and start-up of several global initiatives, including: The Elders, The B Team, The Carbon War Room (successfully merged with the RMI), The Africa Donor Collective, Ocean Unite (now ORRAA), The Caribbean Climate Smart Accelerator, 100% Human at Work, The Virgin Unite Constellation, and The Branson Centers of Entrepreneurship.  She also played a key partner role in the incubation of many other initiatives such as The Audacious Project.  Prior to that, Jean helped start up mobile phone companies in seven countries.

“I am honored to be joining the NOVONIX Board of Directors,” says Jean Oelwang, Founding CEO of Virgin Unite. “Their mission and business plan to develop a US materials battery supply chain to support electrification of vehicles and the grid could not be more critical for reducing the world’s carbon footprint.”

This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

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ABOUT NOVONIX:
NOVONIX Limited is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

To learn more about NOVONIX, visit us on LinkedIn, on Twitter or www.novonixgroup.com

For NOVONIX Limited:
Stefan Norbom, ir@novonixgroup.com (investors)
Kiki O’Keeffe, media@novonixgroup.com (media)